17 F, LG Twin Towers (West Tower) 20, Yoido-dong, Youngdungpo-gu, Seoul 150-721,Korea Phone: +82 2 3777 1053 Fax: +82 2 3777 0797

November 22, 2006

Ms. Angela Crane

Branch Chief

Mail Stop 6010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LG.Philips LCD Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-32238) Filed with the Securities and Exchange Commission on June 21, 2006

Dear Ms. Crane:

Thank you for your comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (the “Commission”) by LG.Philips LCD Co., Ltd. (the “Company”) on June 21, 2006 (the “Form 20-F”). Set forth below is the response of the Company to each comment contained in the letter from the staff (the “Staff”) of the Commission dated October 4, 2006, which was first received by the Company on November 7, 2006. The Staff’s comments are set forth below in italics for ease of reference. References to page numbers herein are references to page numbers in the Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

1.	We see that your independent registered public accounting firm did not sign their report. Please file an amendment to your Form 20-F for the year ended December 31, 2005 that includes a signed report from your independent registered public accounting firm.

Response

The Company will revise the Form 20-F as requested by the Staff to include a signed report from the Company’s independent registered public accounting firm. The Company will submit the amended Form 20-F as soon as all outstanding comments by the Staff, including the comments raised by the Staff of the Office of Global Security Risk of the Commission’s Division of Corporation Finance in the letter dated September 27, 2006, have been cleared.

Note 10. Long-Term Debt, page F-17

2.	We note that you have issued zero coupon convertible bonds during 2005. Please tell us how you have accounted for these bonds, including, any embedded derivatives requiring

Angela Crane

Securities and Exchange Commission

bifurcation pursuant to SFAS 133 and EITF 00-19. Tell us how you have applied the guidance in EITF 00-19 in evaluating whether the various features of your convertible bonds, for example, the conversion feature, redemption feature, put option, etc. are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

Response

Part 1: Please tell us how you have accounted for these bonds, including, any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

The zero coupon convertible bonds (the “Bonds”) have the following key features:

•	Underlying shares: common shares of the Company

•	Type of bonds: convertible bonds denominated in U.S. dollars

•	Closing/Settlement date: April 19, 2005

•	Offer size: $475,000,000

•	Coupon rate: 0%

•	Yield to maturity: 3.25%

•	Maturity: April 19, 2010

•	Put Price/Put date: 108.39%/October 19, 2007

•	Redemption price at maturity: 117.49%

•	Initial conversion price: KRW58,435 (current conversion price: KRW 58,251)

•	Shares converted: 8,276,681 common shares

•	Conversion period: from June 27, 2005 to April 4, 2010

The Company has followed the generally accepted accounting principle as provided in APB 14. Paragraph 12 of APB 14 states, “no portion of the proceeds from the issuance of the types of convertible debt securities…should be accounted for as attributable to the conversion feature”. Thus, the method for recording the Bonds at the date of the issuance follows the method used to record straight debt issues (with none of the proceeds recorded as equity). The Company is accreting the Bonds to the redemption price at 117.49%.

The Bonds are accounted for under APB 14 because the Company concluded that the various features below in the host debt contract should not be bifurcated.

•	Equity conversion option

•	Issuer’s call option

•	Issuer’s call option upon changes in taxation

•	Bondholder’s put option

•	Bondholder’s put option upon delisting of Issuer’s common shares

•	Bondholder’s put option upon change of control

Angela Crane

Securities and Exchange Commission

For the detailed analysis of the above potential embedded derivatives, please see the table included under Appendix1, except for the equity conversion option, which is addressed in Part 2 below.

Part 2: Tell us how you have applied the guidance in EITF 00-19 in evaluating the various features of your convertible bonds.

In evaluating the various features of the Bonds, only the equity conversion option requires analysis under EITF 00-19. This is because it raises a question of whether the potential derivative embedded in the Bonds should be accounted for under shareholder’s equity and therefore constitutes the exception under the SFAS 133.11a.

The equity conversion option would not meet the criteria for ‘conventional convertible’ under EITF 00-19.4 as the conversion price is adjusted upon the Company’s declaration of dividends in common shares. Therefore, the conversion feature does not represent a fixed number of shares.

Please see the table below for EITF 00-19.12-32 analysis:

EITF 00-19 Paragraph No.	Analysis	Conclusion

12 & 13	Additional Conditions Necessary for Equity Classification (net-cash settlement)	The terms of the Bonds do not include any provision that could require net-cash settlement. The exercise of the conversion option results in physical settlement (i.e., delivery of shares).

14 to 18	The contract permits the Company to settle in unregistered shares	The terms of the Bonds do not require the issuer to deliver registered shares. The terms explicitly state that the conversion shares have not been and will not be registered under the U.S. Securities Act. There are no registration rights/penalties therein in place for shares upon conversion.

19	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding

Under the terms of the Bonds, the Company is required to keep available at all times the number of authorized and unissued common shares sufficient to settle in the event that the bondholders exercise their conversion rights in respect of all outstanding Bonds.

The evaluation of the number of authorized and unissued shares to control settlement as of October 30, 2006 and December 31, 2005 shows that the Company has 400 million authorized shares, of

Angela Crane

Securities and Exchange Commission

which 358 million shares are issued and outstanding as of October 30, 2006 and December 31, 2005, leaving 42 million authorized and unissued shares currently available. The Company has given stock appreciation rights (the “SAR”) to its key employees which will be exercisable on April 8, 2008 for 410,000 shares of common stock. In the event of employees exercising the SAR, the total number of shares issued and outstanding will increase by 410,000 shares.

20-24	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The number of shares to be delivered is effectively capped at the initial conversion price as defined by the terms of the Bonds, as all adjustments to the conversion price are limited to events within the Company’s control. Therefore, share settlement is within the control of the Company.

25	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	The terms of the Bonds contain no provision requiring cash payment for non-timely SEC filings.

26	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	The terms of the Bonds do not contain any “top-off” or “make-whole” provisions.

27 to 28	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	The terms of the Bonds contain a change in control provision whereby the holders of the Bonds then outstanding will have the right to convert such Bonds into the same kind and amount of consideration as received by a holder of common shares. Therefore, this change in control provision does not preclude equity classification.

29 to 31	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	The Bonds are convertible into common shares of the Company. Therefore, there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

32	There is no requirement in the contract to post collateral at any point or for any reason.	The terms of the conversion option do not require the Company to post collateral at any point or for any reason.

*            *            *            *             *

Angela Crane

Securities and Exchange Commission

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company sincerely hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact the undersigned in Korea at 822-3777-0705 (fax. 822-3777-1177) or Jinduk Han at Cleary Gottlieb Steen & Hamilton LLP in Hong Kong at 852-2532-3723 (fax. 852-2845-9026).

Very truly yours,

By:	/s/ Ron H. Wirahadiraksa
Ron H. Wirahadiraksa
Joint Representative Director/
President and Chief Financial Officer
LG.Philips LCD Co., Ltd.

cc:	Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Eric Atallah

Staff Accountant

Division of Corporation Finance

Angela Crane

Securities and Exchange Commission

Jinduk Han

Sung K. Kang

Cleary Gottlieb Steen & Hamilton LLP

Yong-Won Kim, Partner

Samil PricewaterhouseCoopers

Angela Crane

Securities and Exchange Commission

Appendix 1

Calls and puts embedded in the debt host are analyzed as follows:

Part A: DIG B16

The following four-step decision sequence should be followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract:

Step 1: Is the amount paid upon settlement (also referred to herein as the “payoff”) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.

Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).

Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

Part B: SFAS 133.13

An embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless either of the following conditions exist:

a. The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.

b. The embedded derivative meets both of the following conditions:

(1)	There is a possible future interest rate scenario (even though it may be remote) under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.

Angela Crane

Securities and Exchange Commission

(2)	For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled (as discussed under paragraph 13(b)(1)), the embedded derivative would at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return (under each of those future interest rate scenarios) for a contract that has the same terms as the host contract and that involves a debtor with a credit quality similar to the issuer’s credit quality at inception.

Angela Crane

Securities and Exchange Commission

Embedded derivative	Description	Analysis: Part A	Analysis: Part B	Conclusion

Issuer’s call option	The Company may at any time on or after April 19, 2008, redeem the Bonds, at the early redemption amount[1], if the market price of the Company’s common shares, translated into U.S. dollars at the then applicable exchange rate, on at least each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date of a redemption notice, is at least 130% of the conversion price in effect on the last such trading day translated into U.S. dollars at the fixed exchange rate.

- Indexed Pay-off? (Step 1 and 2)

No.

- Substantial Discount or Premium? (Step 3)

Yes.

- Contingently Exercisable? (Step 4)

No. Contingent on equity appreciation; but since the debt is callable at accreted value, the call option does not accelerate the repayment of redemption amount.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be redeemed at the early redemption amount, thereby the investor will recover all of his initial recorded investment.

b. Double initial Rate of Return (“RR”) and RR double then market return?

No. The early redemption amount is calculated based on initial effective yield. There are no features that would double the initial RR.

The call option is clearly and closely related to the debt host contract and should not be accounted for separately.

1	“Early redemption amount” means the amount calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards; provided that the redemption amount shall be 117.49% of principal amount of the Bonds on the maturity Date:
Redemption Amount = I x (1 + r/2)d/180
where:
I = Issue price (100% of principal amount) of the Bonds.
r = 3.25% expressed as a decimal.
d = number of days from and including April 19, 2005 to but excluding, the date for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and in the case of an incomplete month, the actual number of days elapsed.

Angela Crane

Securities and Exchange Commission

Embedded derivative	Description	Analysis: Part A	Analysis: Part B	Conclusion

Issuer’s call option ‘Clean-up Option’	In the event that at least 90% of the initial principal amount of the Bonds have been redeemed, converted or purchased and cancelled, the remaining Bonds may also be redeemed, at the Company’s option, at the early redemption amount prior to their maturity.

- Indexed Pay-off? (Step 1 and 2)

No.

- Substantial Discount or Premium? (Step 3)

Yes.

- Contingently Exercisable? (Step 4)

No. Contingent on 90% of the initial principal amount being redeemed; but since the debt is callable at accreted value, the call option does not accelerate the repayment of redemption amount.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be redeemed at the early redemption amount, thereby the investor will recover all of his initial recorded investment.

b. Double initial RR and RR double then market return?

No. The early redemption amount is calculated based on initial effective yield. There are no features that would double the initial RR.

The call option is clearly and closely related to the debt host contract and should not be accounted for separately.

Issuer’s call option upon changes in taxation	The Company may at any time redeem the Bonds, in whole but not in part, at the early redemption amount in the event of certain changes in taxation in a relevant taxing jurisdiction that would require the Company to gross up for payment of principal or to gross up for payment of interest, if any, or premium, if any.

- Indexed Pay-off? (Step 1 and 2)

No

- Substantial Discount or Premium? (Step 3)

Yes.

- Contingently Exercisable? (Step 4)

No. Contingent on a change in taxation; but since the debt is callable at accreted value, the call option does not accelerate the repayment of redemption amount.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be redeemed at the early redemption amount, thereby the investor will recover all of his initial recorded investment

b. Double initial RR and RR double then market return?

No. The early redemption amount is calculated based on initial effective yield. There are no features that would double the initial RR.

The call option is clearly and closely related to the debt host contract and should not be accounted for separately.

Angela Crane

Securities and Exchange Commission

Embedded derivative	Description	Analysis: Part A	Analysis: Part B	Conclusion
Bondholder’s put option	Until and unless previously redeemed, repurchased and cancelled, or converted, each of the bondholders has the right, at the option of such holder, to require the Company to redeem all or a portion (in an aggregate principal amount of at least US $50,000 or an integral multiple of thereof) of such holder’s Bonds at 108.39% of their principal amount on October 19, 2007.	- Indexed Pay-off? (Step 1 and 2) No - Substantial Discount or Premium? (Step 3) Yes. - Contingently Exercisable? (Step 4) No. Option exercisable on October 19, 2007.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be put at 108.39% thus all of the initial investment is recovered

b. Double initial RR and RR double then market return?

No. The initial RR amounts to 3.25% compounded semi-annually and the issuance date is April 19, 2005. On October 19, 2007 after 2.5 years, the cumulative return on the Bonds amounts to 8.39%, which is equal to the return by exercising the put.

The put option is clearly and closely related to the debt host contract and should not be accounted for separately.

Bondholder’s put option upon delisting of Issuer’s common shares	In the event that the common shares of the Company officially cease to be listed or admitted for trading on the Stock Market Division of the Korea Exchange, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all (or any portion of the principal amount thereof which is US$50,000 or an integral multiple thereof) of such bondholder’s Bonds not less than 21 days nor more than 60 days following the date on which the Trustee mails to each bondholder such notice regarding such event at a price equal to the early redemption amount.

- Indexed Pay-off? (Step 1 and 2)

No.

- Substantial Discount or Premium? (Step 3)

Yes.

- Contingently Exercisable? (Step 4)

No. Contingent on delisting; but since the debt is puttable at accreted value, the put option does not accelerate the repayment of redemption amount.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be redeemed at the early redemption amount, thereby the investor will recover all of his initial recorded investment

b. Double initial RR and RR double then market return?

No. The early redemption amount is calculated based on initial effective yield. There are no features that would double the initial RR

The put option is clearly and closely related to the debt host contract and should not be accounted for separately.

Angela Crane

Securities and Exchange Commission

Embedded derivative	Description	Analysis: Part A	Analysis: Part B	Conclusion
Bondholder’s put option upon change of control	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all (or any portion of the principal amount thereof which is US$50,000 or an integral multiple thereof) of such bondholder’s Bonds on the date set by the Company for such repurchase, which shall not be less than 30 nor more than 60 days following the date on which the Company notifies the Trustee of the change of control, at a price equal to the early redemption amount.

- Indexed Pay-off? (Step 1 and 2)

No.

- Substantial Discount or Premium? (Step 3)

Yes.

- Contingently Exercisable? (Step 4)

No. Contingent on change in control; but since the debt is puttable at accreted value, the put option does not accelerate the repayment of redemption amount.

a. Not recover substantially all of initial recorded investment?

Yes. The Bonds can be redeemed at the early redemption amount, thereby the investor will recover all of his initial recorded investment

b. Double initial RR and RR double then market return?

No. The early redemption amount is calculated based on initial effective yield. There are no features that would double the initial RR

The put option is clearly and closely related to the debt host contract and should not be accounted for separately.